BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 • Hemet, CA 92544
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

November 23, 2020

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Larry Spirgel, Chief
Matthew Crispino, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Claire DeLabar, Staff Accountant

Re:	Exsular Financial Group Inc. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form 10
Filed on October 21, 2020
File No. 000-56219

Gentlepersons:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10 (“Amendment No.1”). The Amendment No. 1has been revised in accordance with the Commission’s comment letter dated November 16, 2020 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form 10

Item 1. Description of Business

Acquisition Interest, page 5

1. In accordance with your comment we have replaced singular references to “director” to plural references to “directors” and the corresponding verb changes.

Jumpstart Our Business Startups Act, page 6

2. In response to your comment, we have corrected “$1.0 billion” to “$1.07 billion”.

Results of Operations for the Year Ended December 31, 2019 compared to the Year Ended December 31, 2018.Liquidity and Capital Resources, page 13.

3. In accordance with your comment we added disclosure regarding the funding of operations.

Item 5. Directors and Executive Officers, page 15

4. In accordance with your comment, we have added disclosure regarding the business of Noble Corp Asset Management Ltd and Mr. Kok’s length of employment and the employment for Mr. Lau for the past five years.

General

5. In accordance with your comment we have included in Amendment No. 1 interim financial statements for the quarter ended September 30, 2020.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: lg

cc/ Mr. Kok, CEO